Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254

March 31, 2022

VIA EDGAR

Benjamin Holt United States Securities and Exchange Commission Office of Real Estate and Construction 100 F Street, N.E. Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (No. 333-263265) of Ashford Hospitality Trust, Inc.

Dear Benjamin Holt:

On behalf of Ashford Hospitality Trust, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to April 1, 2022 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Gregory Patti of Cadwalader, Wickersham & Taft LLP at (212) 504-6780.

Very truly yours,

ASHFORD HOSPITALITY TRUST, INC.

	By:	/s/ Alex Rose
Name: Alex Rose
Title: Executive Vice President, General Counsel & Secretary

cc: Gregory P. Patti, Cadwalader, Wickersham & Taft LLP